Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that The Dreyfus/Laurel Tax-Free
Municipal Funds (the "Trust"), which is comprised of
Dreyfus BASIC California Municipal Money Market Fund,
Dreyfus BASIC Massachusetts Municipal Money Market
Fund, and Dreyfus BASIC New York Municipal Money Market
Fund (collectively the "Funds") complied with the
requirements of subsections (b) and (c) of Rule 17f-2
of the Investment Company Act of 1940 as of June 30,
2010 and from April 30, 2010 through June 30, 2010.
Management is responsible for the Funds' compliance with
those requirements.  Our responsibility is to express
an opinion on management's assertion about the Funds'
compliance based on our examination. Our examination was
conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those
requirements and performing such other procedures as we
considered necessary in the circumstances.  Included
among our procedures were the following tests performed
as of June 30, 2010 and with respect to agreement of
security purchases and sales, for the period from April
30, 2010 (the date of our last examination), through
June 30, 2010:
1. 	Examination of The Bank of New York Mellon's
	(the "Custodian") security position reconciliations
	for all securities held by sub custodians and in
	book entry form;
2.	Confirmation of all securities hypothecated,
	pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
	held in safekeeping by the Custodian but not
	included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting
	records and the Custodian's records as of June 30, 2010;
5.	Confirmation of all repurchase agreements with
	brokers/banks and agreement of underlying collateral
	with the custodian's records, and where responses were
	not received, inspection of documentation corresponding
	to subsequent cash payments;
6.      Confirmation of pending purchases for the Funds
	as of June 30, 2010 with brokers, and where responses
	were not received, inspection of documentation corresponding to subsequent cash payments;
7.	Agreement of pending sale activity for the Funds
	as of June 30, 2010 to documentation of
	corresponding subsequent cash receipts;
8.	Agreement of the Company's trade tickets for
	five purchases and five sales or maturities for
	the period April 30, 2010 (the date of our last examination) through June 30, 2010, to the books and records of the Funds noting that they had been
	accurately recorded and subsequently settled;
9.	We reviewed BNY Mellon Global Asset Servicing Report
	on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period
	January 1, 2009 through December 31, 2009 and noted
	no relevant findings were reported in the areas of
	Asset Custody and Control; and
10.	We inquired of the Custodian who concurred that
	all control policies and procedures detailed in
	Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2010 through June 30, 2010. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from April 30, 2010 through June 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 24, 2010




September 24, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus BASIC California Municipal Money Market Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund, and Dreyfus BASIC New York Municipal Money Market Fund, each a series of The Dreyfus/Laurel Tax-Free Municipal Funds (collectively the "Funds"), is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2010 and from April 30, 2010 through June 30, 2010.Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of June 30, 2010 and from April 30, 2010 through
June 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds

Jim Windels
Treasurer